THE 787 FUND, INC.

1290 Avenue of the Americas

New York, New York 10104

August 13, 2007

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	The 787 Fund, Inc.

Registration Statement on Form N-1A (File Nos. 333-141582 and 811-22041)

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, the undersigned hereby requests the acceleration of the effective date of the above-referenced Registration Statement on Form N-1A of The 787 Fund, Inc. to Thursday, August 16, 2007, or as soon thereafter as practicable.

Very truly yours,

THE 787 FUND, INC.

By:	/s/ Patricia Louie
Patricia Louie
Vice President and Secretary